Exhibit 21.1

Savara Inc.

List of Subsidiaries

Name	Ownership %
Aravas Inc.	100%
Savara ApS	100%
Drugrecure A/S	100%
Pharmaorigin A/S	100%
Savara Australia Pty Limited	100%
Aires Pharmaceuticals, Inc.	100%
SD Pharmaceuticals, Inc.	100%